UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42558

Commission File Number: 001-31349

Commission File Number: 001-42561

Commission File Number: 001-42560

Commission File Number: 001-42559

TR Finance LLC

(as Issuer)

Thomson Reuters Corporation

Thomson Reuters Applications Inc.

Thomson Reuters (Tax & Accounting) Inc.

West Publishing Corporation

(as Guarantors)

The Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

19 Duncan Street, Toronto,

Ontario M5H 3H1, Canada

+1 416.687.7500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

4.500% Notes due 2043 (TRI43A) (and the guarantees related thereto)

5.850% Notes due 2040 (TRI40) (and the guarantees related thereto)

5.500% Debentures due 2035 (TRI35) (and the guarantees related thereto)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each of TR Finance LLC, Thomson Reuters Corporation, Thomson Reuters Applications Inc., Thomson Reuters (Tax & Accounting) Inc. and West Publishing Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

TR FINANCE LLC

Date: November 13, 2026	By:	/s/ Richard Napolitano
Name: Richard Napolitano Title: Vice President & Assistant Secretary

THOMSON REUTERS CORPORATION

	By:	/s/ Kathryn Ouellette
Name: Kathryn Ouellette Title: Assistant Secretary

THOMSON REUTERS APPLICATIONS INC.

	By:	/s/ Richard Napolitano
Name: Richard Napolitano Title: Vice President & Secretary

THOMSON REUTERS (TAX & ACCOUNTING) INC.

	By:	/s/ Richard Napolitano
Name: Richard Napolitano Title: Vice President & Secretary

WEST PUBLISHING CORPORATION

	By:	/s/ Richard Napolitano
Name: Richard Napolitano Title: Vice President & Secretary